FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Miller Paul David (Last) (First) (Middle) 5050 Lincoln Drive (Street) Edina MN 55436-1097 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Alliant Techsystems Inc. ATK 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) November 12, 2002 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

 ☒ Director

 ☒ Officer (give title below)

Chairman and CEO

      10% Owner

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

☒ Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/12/02		M		48,300	A	$24.426
Common Stock	11/12/02		S		6,100	D	$61.00
Common Stock	11/12/02		S		800	D	$61.01
Common Stock	11/12/02		S		1,100	D	$61.02
Common Stock	11/12/02		S		1,200	D	$61.03
Common Stock	11/12/02		S		900	D	$61.04
Common Stock	11/12/02		S		7,900	D	$61.05
Common Stock	11/12/02		S		400	D	$61.06
Common Stock	11/12/02		S		700	D	$61.07
Common Stock	11/12/02		S		100	D	$61.08
Common Stock	11/12/02		S		200	D	$61.10
Common Stock	11/12/02		S		200	D	$61.14
Common Stock	11/12/02		S		1,100	D	$61.15
Common Stock	11/12/02		S		100	D	$61.16
Common Stock	11/12/02		S		200	D	$61.18
Common Stock	11/12/02		S		400	D	$61.19
Common Stock	11/12/02		S		1,400	D	$61.20
Common Stock	11/12/02		S		100	D	$61.21
Common Stock	11/12/02		S		400	D	$61.22
Common Stock	11/12/02		S		900	D	$61.26

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/12/02		S		900	D	$61.29
Common Stock	11/12/02		S		500	D	$61.30
Common Stock	11/12/02		S		1,600	D	$61.31
Common Stock	11/12/02		S		200	D	$61.33
Common Stock	11/12/02		S		200	D	$61.34
Common Stock	11/12/02		S		400	D	$61.35
Common Stock	11/12/02		S		2,400	D	$61.36
Common Stock	11/12/02		S		800	D	$61.37
Common Stock	11/12/02		S		900	D	$61.38
Common Stock	11/12/02		S		600	D	$61.39
Common Stock	11/12/02		S		4,900	D	$61.40
Common Stock	11/12/02		S		1,600	D	$61.41
Common Stock	11/12/02		S		300	D	$61.42
Common Stock	11/12/02		S		1,500	D	$61.43
Common Stock	11/12/02		S		200	D	$61.44
Common Stock	11/12/02		S		700	D	$61.45
Common Stock	11/12/02		S		600	D	$61.47
Common Stock	11/12/02		S		600	D	$61.48
Common Stock	11/12/02		S		600	D	$61.50
Common Stock	11/12/02		S		500	D	$61.51

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/12/02		S		200	D	$61.52
Common Stock	11/12/02		S		300	D	$61.58
Common Stock	11/12/02		S		400	D	$61.62
Common Stock	11/12/02		S		1,600	D	$61.64
Common Stock	11/12/02		S		200	D	$61.65
Common Stock	11/12/02		S		100	D	$61.67
Common Stock	11/12/02		S		1,300	D	$61.68	75,618(1)	D
Common Stock								605.574(2)	I	By 401(k) Plan
Common Stock								3,720.483(3)	I	(4)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$24.426	11/12/02		M			48,300	(5)	1/1/09	Common Stock	48,300		48,300	D

Explanation of Responses:
(1) The amount reported includes 22,500 shares subject to certain restrictions (including possible forfeiture) applicable to restricted stock grants under the Issuer’s 1990 Equity Incentive Plan.

(2) Shares allocated to the reporting person’s account under the Issuer’s 401(k) plan as of November 11, 2002.

(3) Reflects shares held in the Issuer’s Employee Stock Purchase Plan as of November 11, 2002.

(4) By securities dealer/broker/custodian under the ESPP.

(5) 100% exercisable.

/s/ Paul David Miller ** Signature of Reporting Person	11-12-02 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.